5
1
<SROS>NYSE
<REPORTING-OWNER>
  0001070892
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Getty Images, Inc.
  0001047202
  <IRS-NUMBER>98-0177556
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Evans-Lombe, Nick
   601 North 34th St


   Seattle, WA 98103
2. Issuer Name and Ticker or Trading Symbol
   Getty Images, Inc. (GYI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President
   News, Sport, Archive & Motion
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  12/27/02    G        608           D               3,102          I  Family Members
                                                                                                                   (1)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to$12.41                                                                     10/15/02     10/15/11
 buy)
Employee Stock Option (Right to$14.94                                                                     09/08/99     09/08/08
 buy)
Employee Stock Option (Right to$16.10                                                                     07/02/97     07/02/06
 buy)
Employee Stock Option (Right to$16.85                                                                     03/30/01     03/30/11
 buy)
Employee Stock Option (Right to$18.44                                                                     07/27/00     07/27/09
 buy)
Employee Stock Option (Right to$19.07                                                                     10/22/00     10/22/09
 buy)
Employee Stock Option (Right to$19.43                                                                     02/05/03     02/05/12
 buy)
Employee Stock Option (Right to$20.91                                                                     02/09/99     02/09/08
 buy)
Employee Stock Option (Right to$26.82                                                                     05/04/00     05/04/09
 buy)
Employee Stock Option (Right to$19.07                                                                     10/22/00     10/22/09
 buy).
Employee Stock Option (Right to$20.91                                                                     02/01/99     02/09/08
 buy).
Employee Stock Option (Right to$34.06                                                                     04/01/01     04/03/10
 buy).

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option (Right to          Common Stock                   20,000                    20,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   10,000                    10,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   2,745                     2,745         D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   20,000                    20,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   30,000                    30,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   15,000                    15,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   25,000                    25,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   50,000                    50,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   10,000                    10,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   10,000                    10,000        D   Direct
 buy).
Employee Stock Option (Right to          Common Stock                   5,000                     5,000         D   Direct
 buy).
Employee Stock Option (Right to          Common Stock                   100,000                   100,000       D   Direct
 buy).

Explanation of Responses:

(1)
Owned by immediate family members

SIGNATURE OF REPORTING PERSON
/S/ Evans-Lombe, Nick
DATE 01/06/03